UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended April 2026

Commission File No. 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

On April 13, 2026, Mingteng International Corporation Inc., a Cayman Islands exempted company (the “Company”), entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors (the “Investors”), including Mr. Yingkai Xu, the Company’s Chief Executive Officer, relating to the issuance and sale of an aggregate of 3,800,000 Class A ordinary shares (the “Purchased Shares”), par value $0.002 per share, of the Company (the “Class A Ordinary Shares”), at US$0.25 per share, for a total purchase price of US$950,000 (the “Purchase Price”), payable in cash. Of the Purchased Shares, 1,520,000 Class A Ordinary Shares were purchased by Mr. Yingkai Xu, and 2,280,000 Class A Ordinary Shares were purchased by the remaining investors.

The participation of Mr. Yingkai Xu in the Securities Purchase Agreements constitutes a related party transaction. Mr. Xu purchased 1,520,000 Class A Ordinary Shares at the same per share purchase price of US$0.25 as the other Investors participating in the offering, on the same terms and conditions as the other Investors, pursuant to the same form of Securities Purchase Agreement. The Board of Directors of the Company reviewed and approved Mr. Xu’s participation in the offering. The Board determined that the terms of Mr. Xu’s participation are fair to, and in the best interests of, the Company and its shareholders.

The Company received the Purchase Price on April 17, 2026 and issued the Purchased Shares on April 21, 2026. The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 13, 2024 (Registration No.333-283203) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 6, 2025 (Registration No.333-287843).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement Dated April 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mingteng International Corporation Inc.

Date: April 21, 2026	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title	Chief Executive Officer

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